EXHIBIT 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollar amounts in thousands)

	For the Six Months Ended
	June 30,
	2008		2007

EARNINGS
Pre-tax income from continuing operations	$20,858		$9,979
Fixed charges	6,210		6,258
Total	$27,068		$16,237

FIXED CHARGES
Interest expense and amortization of debt discount
and premium on all indebtedness	$5,475		$5,659
Interest portion of rental expenses	735		599
Total fixed charges	$6,210		$6,258

Ratio of earnings to fixed charges	4.4	x	2.6	x